April 8, 2005

Via EDGAR AND Federal Express

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: Mr. Derek B. Swanson

Re:                               Iteris, Inc. (formerly known as Iteris Holdings, Inc.)
Registration Statement on Form S-3 filed January 10, 2005
(File No. 333-121942)

Form 8-K filed October 12, 2004 (File No. 0-10605)

Dear Mr.Swanson:

We are in receipt of the additional comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 24, 2005 (the “SEC Comment Letter”) regarding the Form 8-K filed by Iteris, Inc. (the “Company” or “Iteris”) on October 12, 2004.  We are responding to the SEC Comment Letter on behalf of the Company as set forth below.  The response set forth below contains the Staff’s comment in total, set off in bold type.  All factual representations in this letter are based upon information provided to us by the Company.

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1.             Provide an expanded response to prior comment 1 of our February 4, 2005 letter that clearly explains the basis for management’s belief that the company’s disclosure controls and procedures were effective during the relevant periods in light of the numerous significant deficiencies identified by Ernst & Young.  In your response, please address the consideration management gave to the nature and extent of the adjusting entries that you listed for us in your letter of March 17, 2005.  Among other things, we note that many of the adjusting journal entries were made on a post-closing basis and were identified by Ernst & Young, not management.  Also supplement your response to acknowledge the existence of the other significant deficiencies in addition to the delays in the reporting process.

During the relevant periods, the Company had disclosure controls and procedures in place which it believes were effective in timely alerting management to material information regarding the Company’s business.  As noted in the Company’s responses to the management letter by Ernst & Young (“E&Y”), which were supplementally provided to the Staff with the Company’s initial responses to the Staff’s comments, the Company acknowledges that it encountered certain difficulties as part of the fiscal 2004 reporting process; however, the Company believes such difficulties generally resulted from one-time transitional issues arising primarily from a restructuring of the Company, a transition of the team responsible for accounting and reporting services from persons at the parent level to persons at the operating subsidiary level, and the pre-planned travel schedules of a key team member.  The combination of these unusual events made the reporting process for fiscal 2004 a uniquely challenging one for the Company.

With respect to the adjusting entries, while there were multiple post closing adjustments in the audit, the Company identified the majority of the items for E&Y, resulting in the post-closing adjusting entries and provided the analyses that served as the basis for the adjustments.  At the beginning of the audit process, the Company provided to E&Y preliminary trial balances and schedules based on the information and estimates available at that time and indicated that the Company would provide certain additional post-closing entries during the course of the audit.  The Company subsequently provided to E&Y analyses and information that identified many of the items for which adjustments were later made.  For example, all of the adjusting entries categorized by the Company as “judgmental,” other than the ones relating to inventory, were identified for E&Y by the Company.  The Company’s analyses showed potential overaccruals and E&Y requested that the Company reduce such accruals.  These adjustments were characterized as “judgmental” in the Company’s previous response because they relate to estimates and reserves which can often be subjective.  The $175,548 adjustment relating to inventory primarily related to specific inventory items that were identified by the Company as potentially defective after the preliminary trial balance was prepared.  E&Y proposed that a special reserve be recorded for such inventory and the Company complied with such request.  In addition, several of the other adjusting entries resulted from a departure from the Company’s prior practices.  For example, the $175,770 adjustment in the “change in analysis” category was mainly due to accruals which were departures from prior practices — an accrual for a single fixed asset purchase and an accrual for audit fees related to the 2004 audit.  Certain adjustments (including some of the ones noted above) resulted from better information available after the preliminary trial balances were prepared.  For example, the Company adjusted its accrual for the IRS penalty after the Company obtained a more accurate estimate of the liability from its tax advisor.

Please be advised that the Company had never previously received a management letter from E&Y indicating any reportable conditions, significant deficiencies, or material weaknesses.  The Company believes that the difficulties experienced during fiscal 2004 were due to unusual circumstances and do not indicate that its disclosure controls and procedures were ineffective.  However, the Company has completed its transition of the team responsible for the accounting and reporting services and is committed to continuous improvement of all of its processes and procedures.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665.  Thank you very much for your assistance with this matter.

Sincerely,

/S/ JOO RYUNG KANG

Joo Ryung Kang